UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 033-02249-FW

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  January 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________

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Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

MILLER PETROLEUM, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

3651 Baker Highway
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Address of Principal Executive Office (Street and Number)

Huntsville, Tennessee 37756
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City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Miller Petroleum, Inc. is unable to file its Form 10-QSB for the period ended January 31, 2007 (the “Form 10-QSB”) within the prescribed time period without unreasonable effort or expense because it requires additional time to review and complete its Form 10-QSB and accompanying financial statements due to its limited financial resources and available personnel.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lyle H. Cooper	(865)	691-8132
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment.

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MILLER PETROLEUM, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2007	By:	/s/ Lyle H. Cooper
Lyle H. Cooper
Chief Financial Officer

Attachment to Form 12b-25

Part IV - Other Information, Item (3)

The Company’s revenue for the three months ended January 31, 2007 is expected to be approximately $200,049 as compared with revenue of $424,605 for the three months ended January 31, 2006.

The Company’s revenue for the nine months ended January 31, 2007 is expected to be $1,113,607 as compared with revenue of $2,108,735 for the nine months ended January 31, 2006.

The decreased revenue during the three and nine months ended January 31, 2007 is attributable to the Company changing oil vendors such that oil was not collected for approximately one month, requiring a cessation of production; and to a decrease in drilling activity.